Castle Hill Capital Partners, Inc.

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17A-5**

Year Ended December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTLE HILL CAPITAL PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 East 45th Street, Suite 1301
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Geoffrey L Webster 212.784.6104
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 South Quebec Street, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Geoffrey L Webster, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASTLE HILL CAPITAL PARTNERS INC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CASANDRA MCCLENDON
Notary Public – State of Florida
Commission # GG 143864
My Comm. Expires Dec 10, 2021

Signature

Chief Financial Officer

Title

Notary Public

OATH

Before me, Casandra McClendon a Notary Public in and for Palm Beach County, State of Florida, personally appeared Geoffrey Webster and he/she being first duly sworn by me upon his/her oath, says that the facts alleged in the foregoing instrument are true.

(SEAL) (Signed) ______

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Castle Hill Capital Partners, Inc.

Contents
Year Ended December 31, 2019

Financial Statements

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Castle Hill Capital Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Castle Hill Capital Partners, Inc. (the "Company") as of December 31, 2019, and the related notes to the statement of financial condition. In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditors since 2017.

Denver, Colorado
February 20, 2020

msi Global Alliance

Castle Hill Capital Partners, Inc.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	121,750
Accounts Receivable		140,281
Prepaid Expenses		9,110
Notes Receivable		-
Security Deposit		18,762
TOTAL ASSETS	$	289,903

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	111,595
SHAREHOLDERS' EQUITY	$	178,308
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	289,903

The accompanying notes are an integral
part of these financial statements

1. **Organization and Nature of Business**

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer registered with the Securities and Exchange commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), incorporated on September 5, 1997 in the state of New York. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i). The Company does not, and will not hold customer funds or safekeep customer securities. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company's securities transactions consist primarily of introducing customer accounts to other broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company also engages in Third Party Marketing of Hedge Funds for a fee, and engages in Private Placements of securities to accredited investors and institutions.

2. **Significant Accounting Policies**

Basis of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash - The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company believes it is not exposed to any significant risk on cash.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.

Revenue Recognition - Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts, if any. On a periodic basis the Company evaluates accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case by case basis.

Uncertain tax positions - The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2019, and does not expect any material adjustments to be made. The tax years 2019, 2018, 2017, and 2016, remain open to examination by the major taxing jurisdictions to which the entity is subject.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1). At December 31, 2019 the Company had net capital of $121,198 which was $113,758 in excess of its required net capital of $7,440. The Company's ratio of aggregate indebtedness to net capital was 92.08%.

4. Indemnifications

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

5.   **Operating Leases**

The Companies lease with CES located at 216 East 45th Street, 16th Floor, NY, NY 10017 ended on September 30, 2019 and the Company entered into a new lease with 13th Storey LLC located at 216 Eastt 45th Street, Suite 1301, NY, NY 10017 effective November 1, 2019. The lease terms are for one (1) year from commencement. The Company moved into the new location on November 1, 2019 after maintaining its office on the 16th floor with CES on a month-by-month basis for the month of October, 2019. Currently the Company has four (4) employees occupying space there. Future minimum annual payments required by the new lease will be $69,000 in 2019, as the Company has a six-month term on its second office in that location. The Company also also relocated its South Florida office to 319 Clematis St, Suite 213, West Palm Beach, FL 33401 with a twelve (12) month lease from David Assoicates for $715 per month plus applicable taxes and parking fees. Total rent expense in 2019 was $87,224, and looks to be not greater than $82,000 in 2020.

6. 401(k) and Profit Plan

The Company currently has a 401(k) & Profit Sharing Plan. The Company has no current plans for funding such Profit Sharing Plan. 401(k) contributions are made on an individual basis, and new employees are eligible after six (6) months of service.

7. Subsequent Events

As of February 20, 2020 the Company has conducted a subsequent review of its financial operations and has found no subseqent events.